UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                      (Amendment No. 1 )*

                MassMutual Participation Investors
_________________________________________________________________
                        (Name of Issuer)

                         Common Stock
_________________________________________________________________
                   (Title of Class of Securities)

                          576299101
_________________________________________________________________
                        (CUSIP Number)

                       December 31, 1999
_________________________________________________________________
       (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 4 Pages

CUSIP No. 576299101
___________________________________________________________________________
1.   Name of Reporting Person:

     MassMutual Life Insurance Company

     I.R.S. Identification No. of above person:  02-1590850
___________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group:  N/A
___________________________________________________________________________
3.   SEC Use Only

___________________________________________________________________________
4. Citizenship or Place of Organization:

          Commonwealth of Massachusetts
___________________________________________________________________________

Number of           5. Sole Voting Power:      1,233,700 Shares
Shares Beneficially _______________________________________________________
Owned by Each       6. Shared Voting Power:       0      Shares
Reporting Person    ________________________________________________________
With:               7. Sole Dispositive Power: 1,233,700 Shares
                    ________________________________________________________
                    8. Shared Dispositive Power   0      Shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person:

                   1,233,700 Shares

     MassMutual holds a $12,000,000 Convertible Senior Note Due July
     15, 2002, which is convertible into an equivalent dollar amount of common shares, and 15,426 shares Beneficial Interest.
____________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions).

                                   N/A
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9): 11.7%

___________________________________________________________________________

12.  Type of Reporting Person:     IC

___________________________________________________________________________



                                              Page 2 of 4 Pages

Item 1. (a)    Name of Issuer:

               MassMutual Participation Investors

        (b)    Address of Issuers Principal Executive Offices:

               1295 State Street
               Springfield, MA  01111

Item 2. (a)    Name of Person Filing:

               MassMutual Life Insurance Company

        (b)    Address of Principal Business Office:

               1295 State Street
               Springfield, MA   01111

        (c)    Citizenship:

               Organized under the laws of the Commonwealth of Massachusetts

        (d)    Title of Class of Securities:

               Common Shares

        (e)    CUSIP Number:   576299101

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), person filing is:

       (c) An Investment Adviser in accordance with
           240.13d1(b)(1)(ii)(E)

Item 4. Ownership

       (a) Amount beneficially owned:    1,233,700 Shares
       (b) Percent of class:              11.7%
       (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 1,233,700
                Shares
          (ii)  Shared power to vote or to direct the vote: 0 shares
          (iii) Sole power to dispose or to direct the disposition of:
                1,233,700 Shares
          (iv)  Shared power to dispose or to direct the disposition of: 0
                Shares

Item 5. Ownership of Five Percent or Less of a Class: N/A

Item 6. Ownership of More than Five Percent on Behalf of
        Another Person:      N/A

Item 7. Identification and Classification of the Subsidiary which
        Acquired the Security Being Reported on by the Parent Holding
        Company:  N/A
                                                     Page 3 of 4 Pages

Item 8.   Identification and Classification of Members of the
          Group: N/A

Item 9.   Notice of Dissolution of the Group:     N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 4, 2000


/s/ Charles C. McCobb, Jr.




Charles C. McCobb, Jr.
Managing Director


























Page 4 of 4 Pages